Exhibit 23.6

CONSENT OF UBS SECURITIES LLC

We hereby consent to the use of our opinion letter dated July 12, 2003 to the Special Committee and the Board of Directors of Apex Mortgage Capital, Inc., and to the references to UBS Securities LLC, in the proxy statement-prospectus constituting a part of the Registration Statement on Form S-4 of American Home Mortgage Investment Corp. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

UBS SECURITIES LLC

By:	/s/ Halle J. Benett	By:	/s/ JONATHAN P. DEVER

	Halle J. Benett Executive Director		Jonathan P. Dever Executive Director

New York, New York

September 11, 2003